MATERIAL CHANGE REPORT
FORM 51-102F3

Item 1.

Name and Address of Company

Zi Corporation
Suite 2100, 840 - 7th Avenue S.W.
Calgary, AB T2P 3G2

Item 2.

Date of Material Change

August 14, 2008

Item 3.

News Release

Four news releases were issued by Zi Corporation on August 15, August 20 and August 21, 2008, through the services of Market Wire.

Item 4.

Summary of Material Change

On August 14, 2008, Zi Corporation ("Zi") received an unsolicited proposal from Nuance Communications, Inc. ("Nuance") to acquire Zi for $0.80 per share.

On August 15, 2008, Zi press released the details of the Nuance proposal and stated that the Board was considering the proposal.

On August 15, 2008 at approximately 7:15 p.m., after consulting with its analysts, legal, and financial advisors, Zi announced that it had declined to enter into negotiations with Nuance.

On August 20, 2008, Zi announced that it had received notice from Nuance on August 19, that they had filed a Motion accusing Zi of violating a 2002 consent judgment which settled a patent litigation with Tegic Communications, Inc. involving Zi’s eZiText software. Management commented that the motion was without merit.

On August 21, 2008, Zi announced that it was involved in the advanced stages of negotiations with a Strategic Partner that could result in an equity investment and substantial commercial contracts for Zi. Zi issued this announcement, with the consent of the Strategic Partner, in order to ensure that Zi’s shareholders were aware of the alternative opportunities available to Zi in the face of the recent Nuance Proposal.

Item 5.

Full Description of Material Change

See attached press releases of August 15, August 20 and August 21, 2008

Item 6.

Reliance on Section 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7.

Omitted Information

Not Applicable

Item 8.

Executive Officer

For further information, please contact Blair Mullin, Chief Financial Officer, by telephone at (403) 233-8875.

Item 9.

Date of Report

August 22, 2008